

07007259


SEC MAIL
RECEIVED
PROCESSING
FEB 23 2007
WASH. D.C.
186
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Independent Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7134 S. Yale Suite 560
(No. and Street)

Tulsa (City) | Oklahoma (State) | 74136 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Phillip H. Palmer 918-492-9484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Henley and Johnson, PLLC
(Name – *if individual, state last, first, middle name*)

1409 NW 150th Street (Address) | Edmond (City) | Oklahoma (State) | 73013 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Phillip H. Palmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Independent Financial Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


Notary Public Oklahoma
OFFICIAL SEAL
DEBRA J. ROTH
TULSA COUNTY
03011066 Exp. 8-21-07

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST INDEPENDENT FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006 and 2005

ASSETS

	2006	2005
Cash and cash equivalents	$ -0-	$ 24,773
Restricted cash deposit with clearing organization - *Note 4*	25,000	25,000
Receivable from clearing agency	8,967	2,813
Other receivables - *Note 6*	62,001	31,384
Prepaid expenses	8,347	8,340
Furniture and equipment, net of accumulated depreciation of $ 3,213 and $ 2,213	2,167	3 167
Security deposits	7,592	7,592
	114,074	103,069

LIABILITIES

	2006	2005
Accrued liabilities	75,790	52,709
	75,790	52,709

Commitments and Contingencies - *Note 5*

STOCKHOLDERS' EQUITY

	2006	2005
Common Stock,$1.00 par value, authorized 50,000 shares, 500 shares issued and outstanding.	500	500
Additional paid-in capital	126,000	126,000
Retained earnings (deficit)	(88,216)	(76,140)
	38,284	50,360
	$ 114,074	$ 103,069

END

See accompanying notes to financial statements